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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                        ---------------------------


                               SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 9)


                  WHITE MOUNTAINS INSURANCE GROUP, LTD.
                             (NAME OF ISSUER)


                              Common Shares
                      (TITLE OF CLASS OF SECURITIES)


                               G9618E 10 7
                             (CUSIP NUMBER)


         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               Page 1 of 6 pages

CUSIP NO. G9618E 10 7
         --------------


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  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     JOHN J. BYRNE
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only



-------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

     United States

-------------------------------------------------------------------------------
Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person         1,168,833**
With:                      ----------------------------------------------------
                           6. Shared Voting Power

                              63,133**
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                              1,168,833**
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                              63,133**
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 9. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,231,966**
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /


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11. Percent of Class Represented by Amount in Row (9)

    14.8%**
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12. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------


** For additional information, see Schedule A hereto.


                               Page 2 of 6 pages

ITEM 1.
     (a)   Name of Issuer

           White Mountains Insurance Group, Ltd.
           --------------------------------------------------------------------
     (b)   Address of Issuer's Principal Executive Offices

           80 South Main Street
           Hanover, New Hampshire 03755
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ITEM 2.
     (a)   Name of Person Filing

           John J. Byrne
           --------------------------------------------------------------------
     (b)   Address of Principal Business Office or, if none, Residence

           80 South Main Street
           Hanover, New Hampshire 03755
           --------------------------------------------------------------------
     (c)   Citizenship

           United States
           --------------------------------------------------------------------
     (d)   Title of Class of Securities

           Common Shares
           --------------------------------------------------------------------
     (e)   CUSIP Number

           G9618E 10 7
           --------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) or 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable.

                               Page 3 of 6 pages

ITEM 4.   OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

               See Schedule A hereto.
           --------------------------------------------------------------------
          (b)  Percent of Class:

               See Schedule A hereto.
           --------------------------------------------------------------------
          (c)  Number of shares as to which the person has:


                  (i)   Sole power to vote or to direct the vote

                        See Schedule A hereto.
                  -------------------------------------------------------------
                  (ii)  Shared power to vote or to direct the vote

                        See Schedule A hereto.
                  -------------------------------------------------------------
                  (iii) Sole power to dispose or to direct the disposition of

                        See Schedule A hereto.
                  -------------------------------------------------------------
                  (iv)  Shared power to dispose or to direct the disposition of

                        See Schedule A hereto.
                  -------------------------------------------------------------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.


                               Page 4 of 6 pages

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    February 5, 2003



                                         By: /s/ John J. Byrne
                                            -------------------------------
                                            Name: John J. Byrne

                               Page 5 of 6 pages

                                                                    SCHEDULE A


                   BENEFICIAL OWNERSHIP OF COMMON SHARES


       The 14.8% of the common shares of White Mountains Insurance Group, Ltd. (the "Company") shown in the foregoing Schedule 13G as beneficially owned by John J. Byrne ("Mr. Byrne") was calculated using 8,351,387 common shares of the Company outstanding on December 31, 2002 as shown in the official records of the Company.

       The 1,231,966 common shares of the Company shown in the foregoing
Schedule 13G as beneficially owned by Mr. Byrne represent (a) 1,168,833 shares held directly by Mr. Byrne, which includes 25,000 restricted shares which have been issued to Mr. Byrne but are not yet earned; (b) 53,363 shares held by a trust and a foundation as to which Mr. Byrne and/or Mrs. Byrne have voting and dispositive power; and (c) 9,770 shares held by Memorial Sloan-Kettering Cancer Center ("MSK") pursuant to a letter agreement between MSK and Mr. and Mrs. Byrne dated December 30, 1992, as to which Mrs. Byrne shares voting and dispositive power.

* Mr. Byrne disclaims beneficial ownership of the shares listed in (b) and (c) above.,



                               Page 6 of 6 pages